UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
InterOil Corporation

(Name of Issuer)
Common Shares

(Title of Class of Securities)
460951106

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5000

CUSIP No.	460951106

1	NAMES OF REPORTING PERSONS. BP Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	460951106

1	NAMES OF REPORTING PERSONS. TBP Investments Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/IA

CUSIP No.	460951106

1	NAMES OF REPORTING PERSONS. Thomas Boone Pickens, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a) Name of Issuer
InterOil Corporation
(b) Address of Issuer’s Principal Executive Offices
60-92 Cook Street
Cairns, QLD 4870, Australia
Item 2.
(a) Name of Person Filing
            This statement is jointly filed by and on behalf of each of BP Capital Management, L.P., TBP Investments Management LLC and Thomas Boone Pickens, Jr. TBP Investments is the general partner of BP Capital and may be deemed to beneficially own securities owned by BP Capital. Mr. Pickens is the Chief Executive Officer of TBP Investments and may be deemed to beneficially own securities owned by TBP Investments.
            Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
            Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
(b) Address of Principal Business Office or, if none, Residence
            The address of the principal business office of each reporting person is 8117 Preston Road, Suite 260W, Dallas, Texas 75225.
(c) Citizenship
See Item 4 on the cover page(s) hereto.
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
460951106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.
(b) Percent of class: See Item 11 on the cover page(s) hereto.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.
Item 5. Ownership of 5% or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certifications
     (a) Not Applicable
     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     Each reporting person certifies that, after reasonable inquiry and to the best of such reporting person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

BP CAPITAL MANAGEMENT, L.P.

By:	TBP Investments Management LLC
Its:	General Partner

By:	/s/ Thomas Boone Pickens, Jr.

Name:	Thomas Boone Pickens, Jr.
Title:	Chief Executive Officer
Date:	February 12, 2009

TBP INVESTMENTS MANAGEMENT LLC

By:	/s/ Thomas Boone Pickens, Jr.

Name:	Thomas Boone Pickens, Jr.
Title:	Chief Executive Officer
Date:	February 12, 2009

THOMAS BOONE PICKENS, JR.

By:	/s/ Thomas Boone Pickens, Jr.

Name:	Thomas Boone Pickens, Jr.
Date:	February 12, 2009

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit A to the Schedule 13G relating to the common stock of the issuer filed August 13, 2007 by the reporting person(s) with the Commission)